EXHIBIT 99.1

News Release dated November 6, 2019, Suncor Energy announces Lorraine Mitchelmore to join Board of Directors

FOR IMMEDIATE RELEASE

Suncor Energy announces Lorraine Mitchelmore to join Board of Directors

Calgary, Alberta (Nov. 6, 2019) — Suncor today announced the appointment of Lorraine Mitchelmore to the company’s board of directors.  Ms. Mitchelmore’s appointment is effective Nov. 6, 2019.

“I’m delighted that Lorraine is joining Suncor’s board of directors,” said Suncor board chair, Michael Wilson.  “Lorraine brings over 30 years of international oil and gas industry experience. She has deep expertise in risk management, business strategy, operations and employee health and safety. On behalf of the board, we look forward to working with her.”

Lorraine most recently served as the President and CEO for Field Upgrading, a private equity backed fuel upgrading technology company located in Calgary. Prior to Field Upgrading, Lorraine was the President and Country Chair of Shell Canada Limited as well as Executive Vice President, Heavy Oil for Shell Americas.  She has been a Director of the Bank of Montreal since 2015 and has served on the Boards of Shell Canada Limited, the Canada Advisory Board at Catalyst, Inc. and Trans Mountain Corporation.

Lorraine holds a BSc in Geophysics from Memorial University of Newfoundland, an MSc in Geophysics from the University of Melbourne, Australia and an MBA from Kingston Business School in London, England.

For Ms. Mitchelmore’s full biography as well as further information on Suncor’s Board of Directors, visit suncor.com.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Media inquiries:

833-296-4570
media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com